SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

______________

SCHEDULE 13D/A
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Resolute Energy Corporation
(Name of Issuer)

Common Stock, 0.0001 par value
(Title of Class of Securities)

76116A108
(CUSIP Number)

Jennifer Terrell
Chief Financial Officer
Goff Capital, Inc.
500 Commerce Street, Ste 700
Fort Worth, Texas 76102
(817).509.3958
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a Copy to:
George Lee
Gardere Wynne Sewell, LLP
3000 Thanksgiving Tower
1601 Elm Street
Dallas, Texas 75201

October 8, 2015
(Date of Event Which Requires Filing of This Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
 ( ).

 Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
 Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 76116A108	13D	Page 2 of 19 Pages

1	NAME OF REPORTING PERSONS
 John C. Goff

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 (a) ( )  (b) ( )

3	SEC USE ONLY

4	SOURCE OF FUNDS
 PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
 ( )

6	CITIZENSHIP OR PLACE OF ORGANIZATION
 USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
 6,147,800

8	SHARED VOTING POWER
 -0-

9	SOLE DISPOSITIVE POWER
 6,147,800

10	SHARED DISPOSITIVE POWER
 -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 6,147,800

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
 ( )

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 7.9%

14	TYPE OF REPORTING PERSON
 IN

CUSIP 76116A108	13D	Page 3 of 19 Pages

1	NAME OF REPORTING PERSONS
 The John C. Goff 2010 Family Trust 27-6940537

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 (a) ( )  (b) ( )

3	SEC USE ONLY

4	SOURCE OF FUNDS
 WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
 ( )

6	CITIZENSHIP OR PLACE OF ORGANIZATION
 Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
 2,289,913

8	SHARED VOTING POWER
 -0-

9	SOLE DISPOSITIVE POWER
 2,289,913

10	SHARED DISPOSITIVE POWER
 -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 2,289,913

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
 ( )

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 3.0%

14	TYPE OF REPORTING PERSON
 OO

CUSIP 76116A108	13D	Page 4 of 19 Pages

1	NAME OF REPORTING PERSONS
 Goff Family Investments, LP 75-2662546

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 (a) ( )  (b) ( )

3	SEC USE ONLY

4	SOURCE OF FUNDS
 WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
 ( )

6	CITIZENSHIP OR PLACE OF ORGANIZATION
 Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
 400,000

8	SHARED VOTING POWER
 -0-

9	SOLE DISPOSITIVE POWER
 400,000

10	SHARED DISPOSITIVE POWER
 -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 400,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
 ( )

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 0.5%

14	TYPE OF REPORTING PERSON
 PN

CUSIP 76116A108	13D	Page 5 of 19 Pages

1	NAME OF REPORTING PERSONS
 Kulik Partners , LP 26-1505767

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 (a) ( )  (b) ( )

3	SEC USE ONLY

4	SOURCE OF FUNDS
 WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
 ( )

6	CITIZENSHIP OR PLACE OF ORGANIZATION
 TEXAS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
 330,000

8	SHARED VOTING POWER
 -0-

9	SOLE DISPOSITIVE POWER
 330,000

10	SHARED DISPOSITIVE POWER
 -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 330,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
 ( )

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 0.4%

14	TYPE OF REPORTING PERSON
 PN

CUSIP 76116A108	13D	Page 6 of 19 Pages

1	NAME OF REPORTING PERSONS
 Cuerno Largo Partners, LP 27-2625185

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 (a) ( )  (b) ( )

3	SEC USE ONLY

4	SOURCE OF FUNDS
 WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
 ( )

6	CITIZENSHIP OR PLACE OF ORGANIZATION
 TEXAS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
 317,800

8	SHARED VOTING POWER
 -0-

9	SOLE DISPOSITIVE POWER
 317,800

10	SHARED DISPOSITIVE POWER
 -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 317,800

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
 ( )

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 0.4%

14	TYPE OF REPORTING PERSON
 PN

CUSIP 76116A108	13D	Page 7 of 19 Pages

1	NAME OF REPORTING PERSONS
 The Goff Family Foundation 26-0562600

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 (a) ( )  (b) ( )

3	SEC USE ONLY

4	SOURCE OF FUNDS
 WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
 ( )

6	CITIZENSHIP OR PLACE OF ORGANIZATION
 TEXAS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
 74,000

8	SHARED VOTING POWER
 --0--

9	SOLE DISPOSITIVE POWER
 74,000

10	SHARED DISPOSITIVE POWER
 --0--

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 74,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
 ( )

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 0.1%

14	TYPE OF REPORTING PERSON
 CO

CUSIP 76116A108	13D	Page 8 of 19 Pages

1	NAME OF REPORTING PERSONS
 Cuerno Largo, LLC 27-2588730

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 (a) ( )  (b) ( )

3	SEC USE ONLY

4	SOURCE OF FUNDS
 AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
 ( )

6	CITIZENSHIP OR PLACE OF ORGANIZATION
 Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
 317,800

8	SHARED VOTING POWER
 -0-

9	SOLE DISPOSITIVE POWER
 317,800

10	SHARED DISPOSITIVE POWER
 -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 317,800

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
 ( )

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 0.4%

14	TYPE OF REPORTING PERSON
 CO

CUSIP 76116A108	13D	Page 9 of 19 Pages

1	NAME OF REPORTING PERSONS
 Kulik GP, LLC 26-1505712

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 (a) ( )  (b) ( )

3	SEC USE ONLY

4	SOURCE OF FUNDS
 AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
 ( )

6	CITIZENSHIP OR PLACE OF ORGANIZATION
 Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
 330,000

8	SHARED VOTING POWER
 -0-

9	SOLE DISPOSITIVE POWER
 330,000

10	SHARED DISPOSITIVE POWER
 -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 330,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
 ( )

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 0.4%

14	TYPE OF REPORTING PERSON
 CO

CUSIP 76116A108	13D	Page 10 of 19 Pages

1	NAME OF REPORTING PERSONS
 Goff Capital, Inc. 75-2662553

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 (a) ( )  (b) ( )

3	SEC USE ONLY

4	SOURCE OF FUNDS
 AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
 ( )

6	CITIZENSHIP OR PLACE OF ORGANIZATION
 Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
 400,000

8	SHARED VOTING POWER
 -0-

9	SOLE DISPOSITIVE POWER
 400,000

10	SHARED DISPOSITIVE POWER
 -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 400,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
 ( )

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 0.5%

14	TYPE OF REPORTING PERSON
 CO

CUSIP 76116A108	13D	Page 11 of 19 Pages

The following constitutes Amendment No. 2 ("Amendment No. 2") to the Schedule 13D (the "Original Schedule 13D") filed by the undersigned on June 22, 2015, as amended and supplemented by Amendment No. 1 to the Original Schedule 13D, filed on July 15, 2015 (as amended and supplemented, collectively, this "Schedule 13D") relating to the shares of common stock, par value $0.0001 per share (the "Common Stock"), of Resolute Energy Corporation (the "Issuer"), a Delaware corporation. The address of the issuer's office is 1700 Lincoln St., Denver, CO 80203. This Amendement No. 2 amends the Schedule 13D as specifically set forth herein.

CUSIP 76116A108	13D	Page 12 of 19 Pages
Item 3. Source and Amount of Funds or Other Consideration.
Section 3 is hereby amended in its entirety as follows:

The Shares purchased by each of Goff Family Trust, Family Investments, Kulik Partners, Cuerno Partners and Goff Foundation were purchased with working capital in open market purchases. The aggregate purchase price of the 2,289,913 Shares beneficially owned by Goff Family Trust is approximately $2,022,296, including brokerage commissions. The aggregate purchase price of the 400,000 Shares beneficially owned by Family Investments is approximately $439,088, including brokerage commissions. The aggregate purchase price of the 330,000 Shares beneficially owned by Kulik Partners is approximately $363,072, including brokerage commissions. The aggregate purchase price of the 317,800 Shares beneficially owned by Cuerno Partners is approximately $347,775, including brokerage commissions. The aggregate purchase price of the 74,000 Shares beneficially owned by Goff Foundation is approximately $90,075, including brokerage commissions.

The Shares purchased by John C. Goff, individually, were purchased with personal funds in open market purchases. The aggregate purchase price of the 2,736,087 Shares beneficially owned by John C. Goff is approximately $2,965,012, including brokerage commissions.

Item 4. Purpose of the Transaction.
Section 4 is hereby amended in its entirety as follows:

The Reporting Persons purchased the Common Stock of the Issuer based on the belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. The Reporting Persons recognize Management's proactive efforts in navigating the significant downturn in oil prices, including noteworthy salary concessions along with a well-executed strategic plan to reduce debt with sales of non-strategic assets. It is the Reporting Persons' belief that the valuation of the Issuer's securities, both debt and equity, does not reflect these recent actions or the value of the remaining assets.

Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock, or dispose of any or all of its Common Stock depending upon an ongoing evaluation of its investment, prevailing market conditions, other investment opportunities, and/or other investment considerations. The purpose of the acquisitions of the Common Stock was for investment, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for purposes of acquiring or influencing control of the Issuer. Consistent with the rationale, purpose and intentions of the common stock investments, certain of the Reporting Persons have also acquired publicly traded debt securities of the Issuer.

Consistent with their investment purpose, the Reporting Persons may engage in discussions with one or more stockholders or debtholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations, assets, business strategy, and/or financial condition. Except as disclosed above, none of the Reporting Persons has any other plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

CUSIP 76116A108	13D	Page 13 of 19 Pages
Item 5. Interest in Securities of the Issuer.
Section 5 is hereby amended in its entirety as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 77,511,951 Shares outstanding, as of July 31, 2015, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 10, 2015.

A. Goff Family Trust
  As of close of business on October 8, 2015, Goff Family Trust beneficially owned 2,289,913 Shares.
  Percentage: Approximately 3.0%

  Powers
    Sole power to vote or direct vote: 2,289,913
    Shared power to dispose or direct the disposition: 0
    Sole power to dispose or direct the disposition: 2,289,913
    Shared power to dispose or direct the disposition: 0

  The transactions in the Shares by Goff Family Trust during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B. Family Investments
  As of close of business on October 8, 2015, Family Investments beneficially owned 400,000 Shares.
  Percentage: Approximately 0.5%

  Powers
    Sole power to vote or direct vote: 400,000
    Shared power to dispose or direct the disposition: 0
    Sole power to dispose or direct the disposition: 400,000
    Shared power to dispose or direct the disposition: 0

  The transactions in the Shares by Family Investments during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C. Goff Capital
  As of close of business on October 8, 2015, Goff Capital, as General Partner of Family Investments, may be deemed to beneficially own 400,000 Shares.
  Percentage: Approximately 0.5%

  Powers
    Sole power to vote or direct vote: 400,000
    Shared power to dispose or direct the disposition: 0
    Sole power to dispose or direct the disposition: 400,000
    Shared power to dispose or direct the disposition: 0

  Goff Capital has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Family Investments during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D. Kulik Partners
  As of close of business on October 8, 2015, Kulik Partners beneficially owned 330,000 Shares.
  Percentage: Approximately 0.4%

  Powers
    Sole power to vote or direct vote: 330,000
    Shared power to dispose or direct the disposition: 0
    Sole power to dispose or direct the disposition: 330,000
    Shared power to dispose or direct the disposition: 0

  The transactions in the Shares by Kulik Partners during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP 76116A108	13D	Page 14 of 19 Pages

E. Kulik GP
  As of close of business on October 8, 2015, Kulik GP, as general partner of Kulik Partners, may be deemed to beneficially own 330,000 Shares owned by Kulik Partners.
  Percentage: Approximately 0.4%

  Powers
    Sole power to vote or direct vote: 330,000
    Shared power to dispose or direct the disposition: 0
    Sole power to dispose or direct the disposition: 330,000
    Shared power to dispose or direct the disposition: 0

  Kulik GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Kulik Partners during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

F. Cuerno Partners
  As of close of business on October 8, 2015, Cuerno Partners beneficially owned 317,800 Shares.
  Percentage: Approximately 0.4%

  Powers
    Sole power to vote or direct vote: 317,800
    Shared power to dispose or direct the disposition: 0
    Sole power to dispose or direct the disposition: 317,800
    Shared power to dispose or direct the disposition: 0

  The transactions in the Shares by Cuerno Partners during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

G. Cuerno GP
  As of close of business on October 8, 2015, Cuerno GP, as general partner of Cuerno Partners, may be deemed to beneficially own 317,800 Shares owned by Cuerno Partners.
  Percentage: Approximately 0.4%

  Powers
    Sole power to vote or direct vote: 317,800
    Shared power to dispose or direct the disposition: 0
    Sole power to dispose or direct the disposition: 317,800
    Shared power to dispose or direct the disposition: 0

  Cuerno GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Cuerno Partners during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP 76116A108	13D	Page 15 of 19 Pages

H. Goff Foundation
  As of close of business on October 8, 2015, Goff Foundation beneficially owned 74,000 Shares.
  Percentage: Approximately 0.1%

  Powers
    Sole power to vote or direct vote: 74,000
    Shared power to dispose or direct the disposition: 0
    Sole power to dispose or direct the disposition: 74,000
    Shared power to dispose or direct the disposition: 0

  The Goff Foundation has had no transactions during the past sixty days.

I. John C. Goff
  As of close of business on October 8, 2015, as trustee of Goff Family Trust, as managing member of Cuerno GP and Kulik GP, as the sole board member of Goff Foundation, as president of Goff Capital, and with respect to the Shares directly and beneficially owned by him; John C. Goff may be deemed the beneficial owner of the (1) 2,289,913 Shares owned by Goff Family Trust, (2) 400,000 Shares owned by  Family Investments, (3) 330,000 Shares owned by Kulik Partners, (4) 317,800 Shares owned by Cuerno Partners, (5) 74,000 Shares owned by Goff Foundation and (6) 2,736,087 Shares owned by him individually.
  Percentage: Approximately 7.9%

  Powers
    Sole power to vote or direct vote: 6,147,800
    Shared power to dispose or direct the disposition: 0
    Sole power to dispose or direct the disposition: 6,147,800
    Shared power to dispose or direct the disposition: 0

  The transactions in the Shares by John C. Goff during the past sixty days are set forth in Schedule A and are incorporated herein by reference. The transactions in the Shares by Goff Family Trust, Family Investments, Kulik Partners, Cuerno Partners, and Goff Foundation during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

As general partner of the Kulik Partners, Kulik GP may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of the Kulik Partners Shares. Kulik GP disclaims beneficial ownership of the Kulik Partners Shares, except to the extent of its pecuniary interest therein.

As general partner of the Cuerno Partners, Cuerno GP may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of the Cuerno Partner Shares. Cuerno GP disclaims beneficial ownership of the Cuerno Partner Shares, except to the extent of its pecuniary interest therein.

As general partner of Family Investments, Goff Capital may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of Family Investments Shares. Goff Capital disclaims beneficial ownership of Family Investments Shares, except to the extent of its pecuniary interest therein.

As trustee of Goff Family Trust, as managing member of Cuerno GP and Kulik GP, as the sole board member of Goff Foundation and as president of Goff Capital; John C. Goff may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Goff Family Trust Shares, the Kulik Partner Shares, the Cuerno Partner Shares, the Goff Foundation Shares and the Family Investments Shares. Mr. Goff disclaims beneficial ownership of those Shares, except to the extent of its pecuniary interest therein.

No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

CUSIP 76116A108	13D	Page 16 of 19 Pages
SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: October 8, 2015

John C. Goff

By: /s/ John C. Goff

Kulik Partners, LP   By: its General Partner, Kulik GP, LLC

By: /s/ John C. Goff John C. Goff, Member

The John C. Goff 2010 Family Trust

By: /s/ John C. Goff John C. Goff, Trustee

Cuerno Largo Partners, LP   By: its General Partner, Cuerno Largo LLC

By: /s/ John C. Goff John C. Goff, Member

Kulik GP, LLC

By: /s/ John C. Goff John C. Goff, Member

The Goff Family Foundation

By: /s/ John C. Goff John C. Goff, Member Sole Board Member

Cuerno Largo, LLC

By: /s/ John C. Goff John C. Goff, Member

Goff Family Investments, LP   By: its General Partner, Goff Capital, Inc.

By: /s/ John C. Goff John C. Goff, President

Goff Capital, Inc.

By: /s/ John C. Goff John C. Goff, President

CUSIP 76116A108	13D	Page 17 of 19 Pages

Schedule A
John C. Goff
Date of Purchase	# of shares	Price per share
10/8/2015	50,000	$0.5583
10/2/2015	40,000	$0.4167
9/30/2015	100,000	$0.3967
9/17/2015	30,000	$0.4995
9/16/2015	7,500	$0.4796
8/31/2015	70,000	$0.5029
8/28/2015	130,000	$0.4972

TOTAL:	427,500	$0.4742

CUSIP 76116A108	13D	Page 18 of 19 Pages

The John C. Goff 2010 Family Trust
Date of Purchase	# of shares	Price per share
10/1/2015	147,500	$0.4092
9/30/2015	100,000	$0.3967

TOTAL:	247,500	$0.4042

Goff Family Investments, LP
Date of Purchase	# of shares	Price per share
9/30/2015	50,000	$0.3967

TOTAL:	50,000	$0.3967

CUSIP 76116A108	13D	Page 19 of 19 Pages

Kulik Partners, LP
Date of Purchase	# of shares	Price per share
9/30/2015	30,000	$0.3967

TOTAL:	30,000	$0.3967

Cuerno Largo Partners, LP
Date of Purchase	# of shares	Price per share
9/30//2015	17,800	$0.3967

TOTAL:	17,800	$0.3967